July 22, 2010

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Russell Mancuso

Re:	Electromed, Inc.
Registration Statement on Form S-1
Filed May 3, 2010
File No. 333-166470

Dear Mr. Mancuso:

          On behalf of Electromed, Inc. (the “Company”), we are responding to your comment letter, dated July 16, 2010, to Mr. Robert Hansen, Chairman and Chief Executive Officer of the Company, regarding the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2010, as amended on June 17, 2010 and July 6, 2010 (collectively, the “Form S-1”). A responsive Pre-Effective Amendment No. 3 to the Form S-1 (“Amendment No. 3”) has been filed concurrently herewith via EDGAR. We have also provided you and the other SEC Staff member listed at the end of this response letter with courtesy marked copies of Amendment No. 3 to assist in your review. For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s responses are provided below each comment.

Critical Accounting Policies and Estimates, page 34

1.	We refer to your response to prior comment 3. Please revise to include a discussion of your return policy/practices similar to the discussion you included in your response.

Response: In response to the Staff’s comment, the Company has revised the Form S-1 on page 35 to include a discussion on its return practices.

Exhibit 1.1

2.

Please file the form of purchase agreement that includes all schedules and exhibits referenced in the agreement, including the form of underwriter’s warrants. Also, please tell us under what authority you have filed the form of underwriter’s warrant agreement as Exhibit 4.5 since it does not appear that the underwriter’s warrant agreement defines the rights of holders of the securities being registered. Refer to Item 601(b)(4)(i) of Regulation S-K.

Response: The Company has re-filed the form of purchase agreement with the forms of all schedules and exhibits referenced therein, including the form of underwriter’s warrant agreement. In addition, in response to the Staff’s comment, the Company has revised the exhibit index of the Form S-1 to file the form of underwriter’s warrant agreement pursuant to Item 601(b)(10) of Regulation S-K, rather than pursuant to Item 601(b)(4)(i) of Regulation S-K.

***

          The undersigned acknowledges on behalf of the Company, having been authorized by the Company to do so, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response letter, together with Amendment No. 3 filed concurrently herewith, address the comments set forth in your letter. If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 3, please let us know. After you have had an opportunity to review the above responses to your comments and Amendment No. 3, please call me at (612) 492-7252 to discuss any additional questions or comments you might have. In my absence, feel free to contact Liz Dunshee of our office at (612) 492-7407.

Sincerely,

/s/ Ryan C. Brauer
Ryan C. Brauer
Direct Dial: 612.492.7252
Email: rbrauer@fredlaw.com

cc (by e-mail):	Robert Hansen, Electromed, Inc.
Terry Belford, Electromed, Inc.
Jim Knudson, McGladrey & Pullen, LLP
Ben Schultes, McGladrey & Pullen, LLP
Jule Hannaford, Kelly, Hannaford & Battles P.A.
W. Morgan Burns, Faegre & Benson LLP
Erik Romslo, Faegre & Benson LLP
Ruairi Regan, SEC
Tim Buchmiller, SEC